UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A No. 1
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                            Impax Laboratories, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    45256B101
                                 --------------
                                 (CUSIP NUMBER)

                             Sol B. Genauer, Esquire
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                             Philadelphia, PA 19103
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 23, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45256B101

1.       NAME OF REPORTING PERSON

         PRESIDENT (BVI) INTERNATIONAL INVESTMENT HOLDINGS LTD.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a)   [X]
                                                     (b)   [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         00, WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                [ ]
         Not applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands

NUMBER OF                7.  SOLE VOTING POWER
SHARES                       0
BENEFICIALLY             8.  SHARED VOTING POWER
OWNED BY                     4,269,357
EACH                     9.  SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON                  10.  SHARED DISPOSITIVE POWER
WITH                         4,269,357

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,269,357

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.68%**

14.      TYPE OF REPORTING PERSON
         CO
         **Consists of shares of Series 1-B Convertible Preferred Stock
         ("Series 1-B Preferred Stock") immediately convertible into 3,669,357 shares of Common Stock and shares of Series 2 Convertible Preferred Stock ("Series 2 Preferred Stock') immediately convertible into 600,000 shares of Common Stock.

CUSIP No. 45256B101

1.       NAME OF REPORTING PERSON

         PRESIDENT INTERNATIONAL DEVELOPMENT CORP.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  [X]
                                                         (b)  [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         00, WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                   [ ]
         Not applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Taiwan

NUMBER OF                7.  SOLE VOTING POWER
SHARES                       0
BENEFICIALLY             8.  SHARED VOTING POWER
OWNED BY                     4,269,357
EACH                     9.  SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON                  10.  SHARED DISPOSITIVE POWER
WITH                         4,269,357

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,269,357

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.68%**

14.      TYPE OF REPORTING PERSON
         CO
         **Consists of shares of Series 1-B Convertible Preferred Stock
         ("Series 1-B Preferred Stock") immediately convertible into 3,669,357 shares of Common Stock and shares of Series 2 Convertible Preferred Stock ("Series 2 Preferred Stock') immediately convertible into 600,000 shares of Common Stock.

CUSIP No. 45256B101

1.       NAME OF REPORTING PERSON

         JASON LIN

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [X]
                                                       (b)  [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                 [ ]
         Not applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Taiwan

NUMBER OF                7.  SOLE VOTING POWER
SHARES                       0
BENEFICIALLY             8.  SHARED VOTING POWER
OWNED BY                     4,269,357
EACH                     9.  SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON                  10.  SHARED DISPOSITIVE POWER
WITH                         4,269,357

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,269,357

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.68%**

14.      TYPE OF REPORTING PERSON
         IN
         **Consists of shares of Series 1-B Convertible Preferred Stock
         ("Series 1-B Preferred Stock") immediately convertible into 3,669,357 shares of Common Stock and shares of Series 2 Convertible Preferred Stock ("Series 2 Preferred Stock") immediately convertible into 600,000 shares of Common Stock.

CUSIP No. 45256B101

1.       NAME OF REPORTING PERSON

         UNI-PRESIDENT ENTERPRISES CORPORATION

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) [X]
                                                        (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         OO,

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                 [ ]
         Not applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Taiwan

NUMBER OF                7.  SOLE VOTING POWER
SHARES                       0
BENEFICIALLY             8.  SHARED VOTING POWER
OWNED BY                     4,269,357
EACH                     9.  SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON                  10.  SHARED DISPOSITIVE POWER
WITH                         4,269,357

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,269,357

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.68%**

14.      TYPE OF REPORTING PERSON
         CO
         **Consists of shares of Series 1-B Convertible Preferred Stock
         ("Series 1-B Preferred Stock") immediately convertible into 3,669,357 shares of Common Stock and shares of Series 2 Convertible Preferred Stock ("Series 2 Preferred Stock") immediately convertible into 600,000 shares of Common Stock.

     Effective December 14, 1999, Impax Pharmaceuticals, Inc., a California corporation ("Impax"), merged with and into Global Pharmaceutical Corporation, a Delaware corporation ("Global"), and in connection therewith, Global changed its name to Impax Laboratories, Inc. ("Issuer"). The purpose of this Amendment No. 1 to Schedule 13D is to report that, as a result of the merger and the purchase of the Issuer's Series 2 Convertible Preferred Stock, the "Reporting Person" owns 14.68% percent of the Common Stock, $.01 par value (the "Common Stock"), of the Issuer.

Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1. Security and Issuer.

     This statement relates to shares of Common Stock, $0.01 par value of the Issuer. The Issuer's principal executive offices are located at 30831 Hayward Avenue, Haywood, California 94544.

Item 2. Identity and Background.

     This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) President
(BVI) International Investment Holdings Ltd. ("President (BVI)"), (ii) Presidents' International Development Corp. ("President Development") (iii) Jason Lin ("Lin"), and (iv) Uni-President Enterprises Corporation ("Uni-President"), collectively referred to herein as "Reporting Persons".

     The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto. The information required by this Item for each officer, director and partner and each controlling person, if any, of such Reporting Persons is set forth in Appendix 2 hereto.

     President (BVI) is 100% owned by President Development. President Development is a company organized in Taiwan. Its principal business and mailing address is No. 340, Tzu-Chiang Road, Yung Kang City, Tainan Hsien, Taiwan. Its principal business is financial investing.

     President Development is 55.63% owned by Uni-President. Uni-President is a corporation organized in Taiwan. Its principal business and mailing address is 301 Chung Cheng Road, Yan Harng, Yeong Kang, Tainan, Taiwan. Its principal business is food and feed manufacturing and distribution.

     Jason Lin, who was elected as director of the Issuer on December 14, 1999, is the Managing Director of President Development and President of Uni-President.

     During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Global and Impax entered into an Agreement and Plan of Merger, dated as of July 26, 1999 ("Merger Agreement"), pursuant to which Impax would merge into Global, with Global being the surviving corporation. The merger of Impax into Global was consummated on December 14, 1999.

     The Issuer's corporate existence was not affected by the Merger, but its certificate of incorporation was amended to increase the number of shares of Common Stock Issuer is authorized to issue and to change the name of the combined company to Impax Laboratories, Inc.

     Effective with the Merger, the following shares and all rights with respect to those shares were converted into capital stock of the Issuer as described below:

     Each outstanding share of Impax common stock, Series A Preferred Stock and Series B Preferred Stock was converted into 3.3358 shares of Issuer Common Stock;

     Each outstanding share of Impax Series C Preferred Stock was converted into
5.849 shares of the Issuer's Common Stock;

     Every 20 outstanding shares of Impax Series D Preferred Stock was converted into one share of the Issuer's Series 1-B Preferred Stock;

     Each outstanding share of Global Series C Preferred Stock was converted into 50 shares of the Issuer's Common Stock; and

     Each outstanding share of Global Series D Preferred Stock was converted into one share of the Issuer's Series 1-A Preferred Stock.

     President (BVI) was the record and beneficial owner of 1,100,000 shares of Series D Preferred Stock of Impax. Consequently, as a result of the Merger, President (BVI) became the record and beneficial owner of 55,000 shares of Issuer Series 1-B Preferred Stock (convertible into 3,669,357 shares of Issuer Common Stock).

     On March 23, 2000, President (BVI) entered into the Stock Purchase Agreement (the "President (BVI) Stock Purchase Agreement"), dated as of March 23, 2000, between the Issuer and President (BVI) (attached as Exhibit 8 hereto and incorporated herein by reference) to purchase, for a total purchase price of $3,000,000, 30,000 shares of Series 2 Preferred Stock, $.01 par value per share. Such Series 2 Preferred Stock is convertible into 600,000 shares of Common Stock. President (BVI) purchased the shares of Series 2 Preferred Stock with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Common Stock.

Item 4. Purpose of Transaction.

     a) The Series 1-B Preferred Stock and Series 2 Preferred Stock of which the Reporting Persons are the record and beneficial owners was acquired for, and is being held for, investment purposes. The Reporting Persons may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

        Except as set forth above, none of the Persons have any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

     b) None of the Reporting Persons, nor to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

     c) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

     d) Pursuant to the Issuer's Certificate of Designations for Series 1-A Convertible Preferred Stock and Series 1-B Convertible Preferred Stock (attached hereto as Exhibit 4 and incorporated herein by reference), and subject to meeting the Minimum Election Holdings, as hereinafter defined, each Director Holder, as hereinafter defined, or its transferee, as the case may be, is entitled to elect one (1) director of the Issuer, provided however, that in no event is any Director Holder and such Director Holder's transferee or transferees be entitled to elect, in the aggregate, more than one (1) director of the Issuer. For purposes of this Item 4(d), the following terms have the meanings hereinafter set forth:

        "Director Holder" means (i) Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P, and any affiliate officer or employee of the same (the "Fleming Holders"), (ii) Chemical Company of Malaysia Berhad, (iii) President (BVI) International Investment Holdings Ltd., and (iv) China Development Industrial Bank Inc.

        "Minimum Election Holdings" means at least 40%, on an aggregate basis, of the shares of Series 1 Preferred Stock owned or acquired, as the case may be, by each such Director Holder as of the effective time of the Merger.

        In connection with the merger and as contemplated by the Merger Agreement, the directors of the Issuer were designated as follows: three individuals specifically named in the Merger Agreement, two persons selected by Global's board of directors, three persons selected by Impax's board of directors and two persons mutually selected by the boards of Global and Impax. In addition, pursuant to the Merger Agreement and Stockholders' Agreement (attached as Exhibit G thereto), dated as of December 14, 1999, among Global and certain stockholder signatories thereto, of which President (BVI) is a signatory (the "Stockholders' Agreement"; see Exhibit 6 hereto, which is incorporated herein by reference), certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period ending on December 14, 2002.

     e) The Reporting Persons have no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer;

     f) The Reporting Persons have no plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g) The Reporting Persons have no plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h) The Reporting Persons have no plans or proposals which relate to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i) The Reporting Persons have no plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j) The Reporting Persons have no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

     The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of Issuer's preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Series 1-B Preferred Stock and Series 2 Preferred Stock beneficially owned by their (or any shares of Common Stock into which such Series 1-B Preferred Stock are converted) in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this
Schedule 13D and Amendment No. 1 thereto to reflect such change, to the extent required by law.

Item 5. Interest in Securities of the Issuer.

     a) As a result of the Merger, President (BVI) acquired 55,000 shares of Series 1-B Preferred Stock. The Series 1-B Preferred Stock of the Issuer is currently convertible into 3,669,557 shares of Common Stock, subject to certain antidilution provisions. As a result of entering into the Stock Purchase Agreement, President (BVI) acquired 30,000 shares of Series 2 Preferred Stock. The Series 2 Preferred Stock of the Issuer is currently convertible into 600,000 shares of Common Stock, subject to certain antidultion provisions.

        As of March 23, 2000, the Reporting Persons may be deemed to own beneficially 14.68% of the outstanding Common Stock, which percentage is calculated based upon (i) 24,807,147 shares of Common Stock reported outstanding by the Issuer as of March 23, 2000, (ii) the number of shares of Common Stock (3,669,357) issuable upon conversion of the Series 1-B Preferred Stock owned by the Reporting Persons, and (iii) the number of shares of Common Stock (600,000) issuable upon conversion of the Series 2 Preferred Stock owned by the Reporting Persons. The percentage is calculated by dividing 4,269,357 (which is the sum of 3,669,557 and 600,000) by 29,076,504 (which is the sum of 24,807,147 and
4,269,357).

     b) The information required by this paragraph is reflected on Lines 7-10 of the Reporting Persons' cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for each person with whom the power to vote or direct a vote or to dispose or direct the disposition is shared is set forth in Appendix 1 and Appendix 2 hereto.

     c) Except as disclosed in Item 3, none of the Reporting Persons have effected any transactions in the Common Stock during the last 60 days.

     d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

     e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     President (BVI) acquired its shares of series 1-B Preferred Stock pursuant to the Merger Agreement.

     Pursuant to the Merger Agreement and the Stockholders' Agreement, certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period of time ending on December 14, 2002.

     Pursuant to the Amended and Restated Registration Rights Agreement, dated as of December 14, 1999, between Global and the Series 1 Stockholders (see
Exhibit 5 hereto, which is incorporated herein by reference), which was amended on March 23, 2000 by Amendment No. 1 (see Exhibit 12, which is incorporated herein by reference), Global has granted certain "demand" and "piggyback" registration rights to certain holders of Series 1 Preferred Stock with respect to the shares of Issuer Common Stock held by such stockholders.

     Pursuant to the Registration Rights Agreement, dated as of March 23, 2000, among the Issuer and each of the Purchasers (see Exhibit 11, which is incorporated by reference herein), the Issuer has granted certain "demand" and "piggyback" registration rights to certain holders of Series 2 Preferred Stock with respect to the shares of Issuer Common Stock held by such stockholders.

     The Stockholders' Agreement, (see Exhibit 4 hereto, which is incorporated herein by reference), dated as of December 14, 1999, (the "Series 1 Stockholders' Agreement") among Global and the holders of Series 1 Preferred Stock, which was amended on March 23, 2000 by Amendment No. 1 (see Exhibit 11, which is incorporated herein by reference) provides that in the event that Charles Hsiao, Larry Hsu or Barry R. Edwards (each, a "Key Senior Executive") proposes to transfer his shares ("Transferor Shares") to any person (the "Buyer"), as a condition to such transfer, such Key Senior Executive shall cause the Buyer to offer to purchase from each Investor (as defined therein) up to that number of shares owned by any Investor representing the same percentage of all shares owned by it as the Transferor Shares are of that Key Senior Executive's shares, subject to certain exceptions. These "Tag-Along" rights are more fully set forth in Section 3 of the Series 1 Stockholders Agreement.

     Pursuant to an Escrow Agreement, dated as of December 14, 1999, between Global, the former Impax shareholders, Charles Hsiao and Larry Hsu as the Seller Stockholders' Agent (as defined therein) and Continental Stock Transfer & Trust Company (the "Escrow Agent") (see Exhibit 7 hereto, which is incorporated herein by reference), the Impax shareholders agreed to place 10% of the Issuer's stock they were to receive pursuant to the Merger Agreement into an escrow fund administered by the Escrow Agent. The escrow fund would be available, if necessary, to indemnify Global pursuant to the indemnification provisions of the Merger Agreement. The Escrow Agreement provides for the release of the shares constituting the escrow fund eighteen months after the date of the agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 -  Agreement and Plan of Merger dated as of July 26, 1999 by and between Global Pharmaceutical Corporation and Impax
             Pharmaceuticals, Inc. (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc., filed on November 9, 1999, under SEC File No. 333-90599).

Exhibit 2 -  Certificate of Amendment of Restated Certificate of Incorporation
             of Global Pharmaceutical Corporation, as filed with the Delaware Secretary of State on December 14, 1999 (incorporated by reference to Annex E to the Joint Proxy Statement/Prospectus of Global, filed on November 9, 1999, under SEC File No. 333-90599).

Exhibit 3 -  Certificate of Designations of Series 1-A Convertible Preferred
             Stock and Series 1-B Convertible Preferred Stock of Global Pharmaceutical Corporation filed with the Secretary of State of Delaware on November 8, 1999 (incorporated by reference to Annex F to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation, filed on November 9, 1999, under SEC File No. 333-90599).

Exhibit 4 -  Stockholders' Agreement, dated as of December 14, 1999, among
             Global, Charles Hsiao, Larry Hsu, Barry R. Edwards, Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P., Chemical Company of Malaysia Berhad, President (BVI) International Investment Holdings Ltd., China Development Industrial Bank Inc., Euroc Venture Capital, Tai-I Electric Wire and Multiventure Tech. (the "Series 1 Stockholders") (incorporated by reference to Exhibit 4 to the Schedule 13D filed by the Reporting Persons on December 27, 1999, under SEC File No. 005-48867).

Exhibit 5 -  Amended and Restated Registration Rights Agreement, dated as of
             December 14, 1999, among Global and the Series 1 Stockholders (incorporated by reference to Exhibit 5 to the Schedule 13D filed by the Reporting Persons on December 27, 1999, under SEC File No. 005-48867).

Exhibit 6 -  Stockholders' Agreement, dated as of December 14, 1999, among
             Global Pharmaceutical Corporation and certain stockholder signatories thereto (incorporated by reference to Exhibit 9.1 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).

Exhibit 7 -  Escrow Agreement, dated as of December 14, 1999, among Global, the
             Impax shareholders, Charles Hsiao and Larry Hsu, in the capacity of the Seller Stockholders' Agent, and Continental Stock Transfer & Trust Company, in the capacity of Escrow Agent (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).

Exhibit 8 -  Joint Filing Agreement.

Exhibit 9 -  Stock Purchase Agreement, dated March 23, 2000, by and between
             Impax Laboratories, Inc. and President (BVI) International Investment Holdings Ltd.

Exhibit 10 - The Certificate of Designations for the Series 2 Convertible
             Preferred Stock filed with the Secretary of State of Delaware on March 23, 2000 (incorporated by reference to Exhibit 3.16 to the Form 10-KSB of Impax Laboratories, Inc. filed on March 30, 2000).

Exhibit 11 - The Registration Rights Agreement, dated as of March 23, 2000, among the Issuer and the purchasers of Series 2 Preferred Stock (the "Purchasers").

Exhibit 12 - Amendment No. 1 to the Stockholders' Agreement, dated as of March
             23, 2000, among the Issuer and certain other stockholders of the Issuer, which amends the Stockholders' Agreement, dated as of December 14, 1999 among the Issuer, the Purchasers and certain other stockholders of the Issuer (attached hereto as Exhibit 4).

Exhibit 13 - Amendment No. 1 to the Amended and Restated Registration Rights
             Agreement, dated as of March 23, 2000, among the Issuer, each of the Purchasers, and the other stockholders of the Issuer named therein.

Appendix 1 - Address, Organization and Principal Business of Each Reporting
             Person Required by Item 2.

Appendix 2 - Information About Each Reporting Person Required by Item 2.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 12, 2000                    PRESIDENT (BVI) INTERNATIONAL
                                       INVESTMENT HOLDINGS, LTD.

                                       /s/ Jason Lin, Representative
                                           -------------------------------------
                                           Jason Lin, Representative


                                       PRESIDENT INTERNATIONAL DEVELOPMENT CORP.

                                       By: /s/ Jason Lin, Managing Director
                                           -------------------------------------
                                           Jason Lin, Managing Director


                                       UNI-PRESIDENT ENTERPRISES CORPORATION

                                       By: /s/ Jason Lin, Managing Director
                                           -------------------------------------
                                           Jason Lin, Managing Director


                                       /s/ Jason Lin
                                           -------------------------------------
                                           Jason Lin

                                   APPENDIX 1


ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5




REPORTING PERSON                    ADDRESS                            PLACE OF ORGANIZATION        PRINCIPAL BUSINESS
----------------                    -------                            ----------------------       -------------------
President (BVI) International       Tropic Isle Building               British Virgin Islands       Conglomerate
Investment Holdings Ltd.            P.O. Box 438
                                    Road Town, Tortola
                                    British Virgin Islands

President International             No. 340                            Taiwan                       Conglomerate
Development Corp.                   Tzu-Chiang Road
                                    Yung Kang
                                    Tainan, Taiwan, R.O.C.

Uni-President Enterprises           301 Chung Cheng Road               Taiwan                       Conglomerate
Corporation                         Yan Harng
                                    Yeong Kang
                                    Tainan, Taiwan

Jason Lin                           301 Chung Cheng Rd.                Taiwan                       President, President (BVI)
                                    Yeong Kang Shih                                                 International Investment
                                    Tainan Hsien, Taiwan                                            Holdings Ltd.

(Jason Lin is employed by President (BVI) International Investment Holdings Ltd.
as Representative.)

                                   APPENDIX 2

                         INFORMATION ABOUT REPORTING PERSONS
                         REQUIRED BY ITEM 2

                         EXECUTIVE OFFICERS AND DIRECTORS OF
                         PRESIDENT (BVI) INTERNATIONAL INVESTMENT HOLDINGS, LTD.

Name:                    Chin Yen Kao
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Rd.
                         Yeong Kang Shih
                         Tainan Hsien, Taiwan
Title:                   Chairman

Name:                    Chin Yen Kao
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Rd.
                         Yeong Kang Shih
                         Tainan Hsien, Taiwan
Title:                   Director


                         EXECUTIVE OFFICERS AND DIRECTORS OF
                         PRESIDENT INTERNATIONAL DEVELOPMENT CORP.

Name:                    Chin Yen Kao
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Chairman

Name:                    Chang Sheng Lin
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Managing Director

Name:                    Hsien Shiun Chuang
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Managing Director

Name:                    Po Ming Yen
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Managing Director


Name:                    Kao Huei Cheng
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Managing Director

Name:                    Po Ming Hou
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Managing Director

Name:                    Nan Tien Chuang
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Managing Director

Name:                    Yi Sen Huang
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   President

Name:                    Don Lian Lee
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Huan Yan Lee
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Lung Li Lee
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Goung Don Lee
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Tsou Yen Cheng
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Zoun Gun Den
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Chun Ho Wu
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Chun Zen Shyu
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Hsian Gi Lia
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Guin Chun Yean
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Guin Hsien Lo
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Yi Guan Chuang
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

                         EXECUTIVE OFFICERS AND DIRECTORS OF
                         UNI-PRESIDENT ENTERPRISES CORPORATION

Name:                    Shiu Chi Wu
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Chairman

Name:                    Chin Yen Kao
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Vice Chairman

Name:                    Kao Huei Cheng
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Managing Director

Name:                    Chang Sheng Lin
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   President & Director

Name:                    Hsiu Jen Liu
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Director

Name:                    Hsin Hung Yeh
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Director

Name:                    Po Ming Hou
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Director

Name:                    Ping Chih Wu
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Director

Name:                    Ying Jen Wu
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Director

Name:                    Thun Chih Wu
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Director


Name:                    Ching Chih Hou Su
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Director

Name:                    Chang Sheng Lin
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   President

Name:                    Po Ming Yen
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Executive Vice President

Name:                    Lung Yi Lin
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Vice President